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ENDLESS YOUTH PRODUCTS INC - 10SB12G/A - AMENDED REGISTRATION STATEMENT
                                                         DATE FILED :  2/ /00


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 3 TO


                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          ENDLESS YOUTH PRODUCTS, INC.
 -----------------------------------------------------------------------------
                 [Name of Small Business Issuer in its Charter]


               NEVADA                                        93-215736
--------------------------------------            ------------------------------
[State or other jurisdiction of                          [I.R.S. Employee
 incorporation or organization]                           Identification No.]


3395 Jones Blvd., # 208, Las Vegas, NV                         89146
--------------------------------------------   -------------------------------
[Address of principal executive offices]                    [Zip Code]


Issuer's telephone number:         (702) 248-1005
                                  ----------------

Securities to be registered under Section 12(b) of the Act:

TITLE OF EACH CLASS TO BE                   NAME OF EACH EXCHANGE ON
SO REGISTERED                               WHICH EACH CLASS IS TO BE
                                            REGISTERED

-------------------------------             -----------------------------

-------------------------------             -----------------------------


Securities to be registered under Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
       -----------------------------------------------------------------
                                [Title of class]

        ----------------------------------------------------------------
                                [Title of class]

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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INFORMATION REQUIRED IN REGISTRATION STATEMENT -- ALTERNATIVE 3

ALL REFERENCES TO SHARES AND PER-SHARE AMOUNTS IN THIS REGISTRATION FORM HAVE BEEN ADJUSTED TO REFLECT A ONE-FOR-FIVE REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK IN MAY 1998.

ITEM 1. DESCRIPTION OF BUSINESS.

FORWARD-LOOKING STATEMENTS

         This registration statement on Form 10-SB contains forward-looking statements that involve risks and uncertainties. The actual results of Endless Youth Products, Inc. (the "COMPANY") may differ materially from those discussed in such forward-looking statements. Such statements include, without limitation, the Company's expectations and estimates as to introduction of new products and expansion into markets; future financial performance, including growth in net sales and earnings; the effect on sales of political or economic conditions in the Company's markets; the Company's estimate of restructuring activities, costs and benefits; cash flows from operations; information system upgrades; the Company's plan to address the Year 2000 issue, the costs associated therewith and the results of Year 2000 non-compliance by the Company or one or more of its customers, suppliers or other strategic business partners; capital expenditures; or the availability of funds from future securities sales. Readers are urged to consider that statements which use the terms "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated," "anticipates" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In addition to factors that may be described in the Company's filings with the Securities and Exchange Commission (the "COMMISSION"), including this filing, the following factors, among others, could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by the Company: (i) difficulties or delays in developing and introducing new products or failure of customers to accept new product offerings; (ii) changes in consumer preferences, including reduced consumer demand for the Company's vitamins and other current products; (iii) difficulties or delays in the Company's continued expansion into certain markets and development of new markets; (iv) effects of and changes in political and/or economic conditions, including inflation and monetary conditions; (v) actions by competitors, including business combinations, technological breakthroughs, new product offerings and marketing and promotional successes; or (vi) combinations among significant customers or the loss, insolvency or failure to pay its debts by a significant customer or customers.

GENERAL


         The Company engages in the business of developing and, through third-party contractors, marketing and distributing dietary supplements and personal care products with a focus on the product demands of an aging population. The Company's initial product is the Endless Youth Longevity System, a combination package of vitamins and supplements formulated in separate "AM" and "PM" tablets. The System has been sold pursuant to a Company produced thirty-minute infomercial program through a marketing agreement with Vendor Services, Inc., a subsidiary of Guthy-Renker Corp. The Company has completed production of a 30-minute infomercial for its first skin care product, "Le Solution Derma System," a skin care device that delivers specially formulated products to the skin.


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         The Company develops both its nutritional supplement and skin care products under the direction of the Company's chief executive officer, and utilizes the services of consultants as well as the personnel of independent private label manufacturing companies throughout the US. These companies provide both development and marketing assistance in connection with each product. For a given product, the Company may choose to use either existing products or to have developed proprietary products, in which case the Company and its consultants work with the manufacturer to develop a proprietary formula for the product. This system of using private label manufacturers is well-accepted in the supplement industry as a method to build broad product lines without the large overhead of laboratories and manufacturing plants.


         The Company's first skin-care product, Le Solution Derma System, was conceived by the Company's chief executive officer. The Company contracted with independent industrial design and electrical engineering firms to design the product and to produce prototypes. On January 21, 1999, the Company entered into a funding agreement with Infomercial Development Systems, a television production group, to produce an infomercial program for Le Solution Derma System. The infomercial program has been fully funded by Infomercial Development Systems, which will receive a percentage of sales revenues derived from the infomercial program. Infomercial Development Systems is the sole owner of the produced infomercial program. There are no circumstances, other than the payment of this percentage based on sales revenue, by which the Company is required to reimburse Infomercial Development Systems for any expenses that it incurred with respect to the production of the infomercial for the Le Solution Derma System, if such infomercial program is not a success.


         In connection with distribution of the Longevity System, the Company has entered into an agreement with Vendor Services, Inc., a vitamin distribution company that sells infomercial marketed products. Vendor Services provides marketing and distribution services to the Company in connection with the showing of the Company's vitamin infomercial program. Under the Company's control and risk of investment, Vendor Services works with the Company's chosen manufacturer to secure product for any program. Vendor Services chooses the media on which the infomercial will run and then fulfills all orders. The Company has provided full insurance on its product and Vendor Services has been a named additional insured. Through May 31, 1999, for these services Vendor Services was paid 91 percent of the net sales from the program. Pursuant to an agreement dated June 28, 1999 and effective as of June 1, 1999, Vendor Services has paid a lump-sum licensing fee for the continued rights to the Longevity System and the infomercial program subsequent to June 1, 1999. On September 24, 1999, the Company entered into an Agreement with Vendor Services that amended the deadline for Vendor
Services to commence the testing of a sequel infomercial to replace the original infomercial for the Longevity System. The lump-sum licensing fee was payable to the Company for a period ending on August 1, 2000, the date on which Vendor Services was required to commence the testing of such sequel program or it is understood that Vendor Services will lose the right to produce or broadcast any program. If Vendor Services elects to produce the sequel infomercial, Vendor Services is required to pay the Company an ongoing licensing fee of three percent of gross sales proceeds. Vendor Services owns less than one percent of the outstanding shares of common stock of the Company and has no rights to any additional share issuances under the terms of the licensing arrangement.


         Additionally, the Company had entered into an agreement with Schulberg Media Works, the producer of its infomercial program. It was contemplated that based on the gross revenues, Schulberg Media Works would have received seven percent of such revenues if the Company purchased its own media and fulfilled all orders without the use of a third-party distribution company. This agreement was dependent on certain levels being achieved by the infomercial produced by Schulberg Media Works and the fact that the Company would not use outside organizations to perform various services. The Company subsequently chose to work with Vendor Services and agreed to limit payments to Schulberg Media Works; the Company provided that it would pay Schulberg Media Works with a percentage of net revenues from the broadcast of the infomercial program retained by the Company after payments to Vendor Services as represented by 1.75 percent of gross revenues. This agreement with Schulberg Media Works does not apply to the June 28 Agreement with Vendor Services and was limited to only the original program produced by Schulberg Media Works. With the implementation of the June 28 Agreement, which provided for the payment of a lump-sum licensing fee to the Company, no further amounts are payable to Schulberg Media Works and Schulberg has no interest in any sequel program. Schulberg Media Works owns less than one percent of the total outstanding shares of common stock of the Company and there are to be no additional shares issued under any agreement with Schulberg Media Works.




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         With the change in its arrangement with Vendor Services from ongoing monthly payments to the lump sum licensing fee, pursuant to the June 28 Agreement, the Company has focused its resources on developing its web site, www.endlessyouth.com. The Company expects to derive substantially all of its revenues from its web site in the foreseeable future.


         With respect to the personal care and skin care industry segment, the Company operates in a market with many different products, which include an extensive array of glamorous, exciting and innovative cosmetics and skin care. The Company's vision is to provide excitement and innovation through unique, high quality products at affordable prices.


         The address of the Company's executive offices is: 3395 South Jones Boulevard, #208, Las Vegas, NV 89146; Telephone: (702) 248-1005. The Company was incorporated in Nevada in July 1996. On June 29, 1999, the Company's shareholders authorized the Company's Chief Executive Officer, at his discretion, to change the name of the Company to EndlessYouth.Com, Inc.


DISTRIBUTION


         The Company's initial vitamin and nutritional supplement product, the Endless Youth Longevity System, is distributed through a nationally broadcast infomercial program. Sales are made direct to the customers, who call a toll-free telephone number that accompanies the broadcast program. Endless Youth's infomercial is broadcast pursuant to an agreement with the Vendor Services, Inc., a subsidiary of Guthy-Renker Corp. Vendor Services is responsible for providing and paying for all media, inventory, fulfillment, customer service and other activities on behalf of the Company with respect to the marketing of the Endless Youth Longevity System. Vendor Services received a fixed percentage of sales receipts for providing of these services. As discussed elsewhere in this Form 10-SB, the Company has agreed to accept a final fixed payment from Vendor Services for all future sales pursuant to the infomercial.


         Building upon the brand name recognition being created by national broadcasts of its vitamin program, the Company has entered into a funding agreement with Infomercial Development Systems, a television production group. An infomercial program has been developed to directly market the Company's next product in the skin care market segment, Le Solution Derma System, through a distribution channel similar to that being used to market the Endless Youth Longevity System. The infomercial program has been fully funded by Infomercial Development Systems, which will receive a percentage of sales revenues derived from the infomercial program. There are no circumstances, other than the payment of this percentage based on sales revenue, by which the Company is required to reimburse Infomercial Development Systems for any expenses that it incurred with respect to the production of the infomercial for the Le Solution Derma System, if such infomercial program is not a success. Infomercial Development Systems is the sole owner of the produced infomercial program. Le Solution is an innovative electronic device developed by Endless Youth to provide skin improvement. In addition to the infomercial program, the Company plans to develop other direct marketing channels and retail distribution for the Le Solution Derma System, both domestic and international.

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INTERNET COMMERCE


         Pursuant to the broadcasts of the Endless Youth Longevity System infomercial, the Company realized substantial traffic to its Web site, www.endlessyouth.com. The Company is now in the process of redeveloping its site into a subject-specific, demographically-targeted Web site focused on the needs of an aging baby boomer market segment.


         The Company will stress its e-commerce activities with the sale of its proprietary "Endless Youth" brand products. The vitamin and nutritional supplement product line will be expanded. All products will be sold under the Endless Youth trade name.


         Complementing the sale of product, www.endlessyouth.com will provide news, features, interviews and regular columnists on specific health topics. The Company believes that original content and highly regarded interactive communities coupled with ongoing direct response broadcast marketing activities will allow the Company to attract and retain its targeted market. The Company believes that www.endlessyouth.com will be a valuable media property for advertisers and retailers who are increasingly allocating marketing resources to target consumers online.


         The new endlessyouth.com site, presently under development, should be fully operational in the second quarter of the calendar year 2000. Development is presently being undertaken with third-party web designers and technical software providers. Certain portions of the content of the site, including news, will be provided by third-party licensees. Many content-rich sites utilize such organizations to provide daily news data, which is automatically downloaded to the licensee and then placed on the home page of the site. The site will be aimed at aging baby-boomers, and will focus on both health and skincare products. The Company believes that this consumer base is a coveted market segment.


         GROWTH IN INTERNET USAGE. The Internet is fast becoming one of the most important mediums for global communication and business. The growth in Internet users is driven by numerous factors, including:

         -        increased public awareness of the Internet;

         - the growing base of personal computers and improved Internet access;

         -        increased quantity and quality of Web content; and

         -        growing selection and acceptance of electronic commerce.

         The Internet provides a unique opportunity for content providers to reach a broad base of readers on a real-time basis with a diverse body of information. Unlike traditional media, the Internet permits dissemination of content without geographic limits, print production costs or broadcast capacity constraints.


         GROWTH IN ONLINE ADVERTISING. The Internet is an attractive medium for advertisers because it allows more flexibility, interactivity and measurement capabilities than traditional media, including print, television and radio, and provides users with immediate access to information about advertisers and their products. For example, the Internet allows advertisers to change messages frequently in response to market developments or current events.


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THE COMPANY'S INTERNET STRATEGY:

         The Company's Internet strategy includes the following elements:

         - Expand direct response marketing programs for branded Endless Youth products. Such marketing avenues include 30-minute infomercial programs, 30- and 60-second short form television commercials, and radio spots. All marketing shall focus on direct sale of Endless Youth products as well as drive visits to www.endlessyouth.com.


         - Expand the Company's revenue base in advertising and electronic commerce.


         - Expand content and communities with regular introduction of new editorial categories that will draw and retain new users and advertisers.


         - Develop extensive distribution and affiliate relationships with numerous partners, including major portals as well as more focused non-competitive sites.


         - Grow the Company's brand recognition through advertising and syndication of its content.


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BUSINESS STRATEGY

         The Company's business strategy is to:

         - Strengthen and broaden core brands through marketing and advertising, product development and manufacturing;

         - Develop and introduce technologically advanced, innovative products that set new trends;

         - Expand the Company's presence in all markets in which it competes and enter new markets where the Company identifies opportunities for growth;

         - Continue to reduce costs and improve operating efficiencies, customer service and product quality and carefully managing working capital; and

         - Continue to expand market share and product lines through possible strategic acquisitions, joint ventures and licensing arrangements.


         The Company believes that its Internet marketing strategy has limited risks because the monetary outlay will not be substantial. The costs required are for personnel that work in the area of Internet marketing between sites--- placement of the Company's site high on the portal lists for the Company's specific category plus development of part of an extensive affiliate network. Through such a network, the Endless Youth banner or similar advertising material could be placed for free on a very large number of consumer sites; then, if there is a "click-through" by a user of a site where the advertising is placed and such person then buys a product, the original site would be provided with a percentage of sales. The entire process will be automated by software and little manpower will be needed to determine such revenue sharing. Mr. Wallach will be entitled to a licensing fee for the use of the Endless Youth trade name of 3 percent of all net sales from the site. Vendor Services, licensee for the Longevity System as described above, will be entitled to no fees because the Longevity System will not be offered for sale on the Internet site.


         As more and more products are developed for the Endless Youth product line, development costs and production charges should be lessened per item. The Company is working with two private label manufacturers to produce its skin care line and two for the production of the nutritional vitamin line. Through negotiations with two groups in each business, the Company is able to reduce manufacturing, packaging, and shipping costs. Once the Internet site is operational, additional employees will need to be hired to oversee the Internet commerce activities of the Company, including content updating, marketing, accounting, and customer services--an employee will be required to coordinate all activities with manufacturers and with fulfillment third-party


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organizations. Growth in employees will be solely dependent on sales. The
Company does not plan to hire additional employees until the business is in full operation. It is planned that at least one employee will be hired within the next 120 days to assist the chief executive officer in coordination.

CONTRACTS WITH SUPPLIERS AND MANUFACTURERS


         The Company has established relationships with several suppliers and manufacturers of its products. While the Company anticipates that it will enter into contracts with some of these manufacturers and suppliers, there is a risk that any of the Company's suppliers or manufacturers could discontinue selling their products to the Company for any reason. Although the Company believes that it could establish alternate sources for most of its products, any delay in locating and establishing relationships with other sources could result in product shortages and back orders for the products, with resulting loss of revenues to the Company. The Company relies on the Vendor Services, Inc. a subsidiary of Guthy-Renker Corp., to market and distribute its Endless Youth Longevity System pursuant to the infomercial broadcasts. Vendor Services is also responsible for the manufacturing, packaging and shipping of product. Any disruption of these activities by Vendor Services will cause delays in the marketing of this product. However, pursuant to its June 28, 1999 agreement with Vendor Services, the Company has already received a final payment for all past and future sales and services made under the agreement.


         On September 24, 1999, the Company entered into an Agreement with Vendor Services that amended and clarified the June 28, 1999 Agreement with respect to a possible settlement agreement between Vendor Services and Sun
Ten Laboratories, a manufacturer of Endless Youth branded product. Vendor Services and Sun Ten had reached a tentative agreement between themselves in an amount equal to $1,405,000. The Agreement details the amount to be received by the Company if such tentative agreement between Vendor Services and Sun Ten is finalized. The Company would receive $409,000 minus a percentage (maximum 30 percent of such fees) of legal fees incurred by Vendor Services, which is limited by the June 28, 1999 to ten percent of the proceeds from Sun Ten. Furthermore, the September 24, 1999 agreement amended the deadline for Vendor Services to commence the testing of a sequel infomercial to replace the original infomercial for the Longevity System.
The lump-sum licensing fee, pursuant to the June 28, 1999 agreement as amended by the September 24, 1999 agreement, was payable to the Company for a period ending on August 1, 2000, the date on which Vendor Services was required to commence the testing of such sequel program or it is understood that Vendor Services will lose the right to produce or broadcast any program. If Vendor Services elects to produce the sequel infomercial, Vendor Services is required to pay the Company an ongoing licensing fee of three percent of gross sales proceeds.


         There can be no assurance that another company will not replicate one or more of the Company's products. In addition, certain manufactures may retain ownership of certain product formulations and manufacturing processes relating to the Company's products. If the Company's relationship with these manufacturers were impaired, there can be no assurance that the product formulations and manufacturing process owned by these manufacturers could be replicated by the Company or another manufacturer, or that these manufacturers would not assert that such replication infringed upon its proprietary rights. Accordingly, the Company's sales and earnings could be adversely affected if its relationship with these manufacturers were impaired.

LICENSES, TRADEMARKS AND PATENTS

         The Company does not own the rights to the Endless Youth trademark. These rights are licensed from Neal K. Wallach, the Chairman and Chief Executive Officer of the Company and a principal stockholder. See "Item 7 -- Certain Relationships and Related Transactions." Mr. Wallach has registered the Endless Youth trademark with the U.S. Patent and Trademark Office. The Company has an application pending for the Le Solution Derma System trademark.

         The Company regards these trademarks and other proprietary rights as valuable assets and believes they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement.

         The Company is in the process of filing a patent application with respect to the Le Solution Derma System device.

PRODUCT LIABILITY

         Although the Company does not engage in the actual manufacture of any of the products that it markets and distributes, as a marketer of dietary supplements and skin care products that are ingested by consumers or applied


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to their bodies, the Company may be subjected to various product liability claims, including among other things that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. Although the Company has obtained product liability insurance that it believes is suitable for its present needs, there can be no assurance that such insurance will continue to be available at commercially reasonable rates, that the Company will not be subject to claims in the future, that its insurance coverage will be adequate or that widespread claims and the resultant adverse publicity could adversely affect the Company.

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; FAILURE TO CONSUME AS
SUGGESTED


         In general, the Company's products consist of dietary supplements and personal care products about which the Company makes no therapeutic claims and that the Company believes do not require approvals from the Food and Drug Administration (the "FDA") or other regulatory agencies prior to sale. The Company does not make any claim with respect to is products and its products are not intended to diagnose, treat, cure or prevent any disease. Accordingly, the Company does not intend to conduct clinical studies of its products or otherwise subject them to scientific review. In addition, the Company's products consist of herbs, vitamins, minerals and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company will be dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies, the Company could possibly be adversely affected in the event any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, adverse effects resulting from consumers' failure to consume the Company's products as suggested by the Company or other misuse or abuse of the Company's products or any similar products distributed by other companies, could have a material adverse impact on the Company.


         The Company believes the nutritional supplement market is affected by national media attention regarding the consumption of nutritional supplements. There can be no assurance that future scientific research or publicity will be favorable to the nutritional supplement market or any particular product, or consistent with earlier favorable research or publicity. Future research reports or publicity that are perceived as less favorable or that question such earlier research or publicity could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity, whether or not accurate, associated with illness or other adverse effects resulting from the consumption of the Company's products or any similar products distributed by other companies could have a material adverse effect on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately.

COMPETITION

         The dietary supplement and skin care markets are highly competitive. It is not possible to estimate accurately the number of competitors, since the industry is fragmented with many public as well as privately held companies. Brand recognition, together with product quality, performance and price and the extent to which consumers are educated on product benefits, have a marked influence on consumers' choices among competing products and brands. Advertising, promotion, merchandising and packaging, and the timing of new product introductions and line extensions, also have a significant impact on buying decisions, and the structure and quality of the sales force affect product reception, in-store position, permanent display space and inventory levels in retail outlets. The Company competes in its product categories


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against many companies that have substantially greater resources than the
Company.

         The market for Internet content is relatively new, rapidly changing and intensely competitive. Traditional media companies, such as television broadcasters, magazine publishers and radio stations, are constantly refining their content and strategies to increase their audiences and advertising and sponsorship revenues. Additionally, the number of Web sites competing for the attention and spending of users, advertisers and sponsors has increased, and the Company expects it to continue to increase, particularly because there are so few barriers to entry on the Internet.


         There is not to the Company's knowledge a single Internet site dedicated to the niche market for aging baby boomers for health and skin care. Such sites as mothernature, onhealth, drKoop, womenfirst, webMD, healthwell, healthshop, thirdage, etc. are general in their approach. Eve.com and clinique are the major consumer skin care sites, which cater to a younger target market than will endlessyouth.com. Outside the Internet there are many vitamin companies. These include all of the major distributors, such as One-A-Day, Twin Lab, GNC, Nature's Herb's, Solray, and Ginsana.


GOVERNMENT REGULATION

         The Company is subject to regulation by the Federal Trade Commission ("FTC") and the FDA in the United States, as well as the Consumer Product Safety Commission, the U.S. Department of Agriculture and the Environmental Protection Agency, and by various agencies of the states and localities and foreign countries in which the Company's products may be sold. Compliance with federal, state, local and foreign laws and regulations pertaining to discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and is not anticipated to have, a material effect upon the capital expenditures, earnings or competitive position of the Company. State and local regulations in the United States that are designed to protect consumers or the environment have an increasing influence on product claims, contents and packaging.

         In particular, the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act ("FDCA") regulates the production, packaging, labeling and distribution of dietary supplements, including vitamins, minerals and herbs. In addition, the FTC has jurisdiction to regulate advertising of dietary supplements, while the U.S. Postal Service regulates advertising claims with respect to such products sold by mail order.

         The FDCA has been amended several times with respect to dietary supplements, most recently by the Dietary Supplement Health and Education Act of 1994 ("DSHEA") and the Nutrition Labeling and Education Act of 1990 ("NLEA"). DSHEA, enacted on October 15, 1994, introduced a new statutory framework governing the composition and labeling of dietary supplements. With respect to composition, DSHEA creates a new class of "dietary supplements," dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not on the market before October 15, 1994) requires proof that it has been used as an article of food without being chemically altered, or evidence of a history of use or other evidence of safety establishing that it is reasonably

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expected to be safe. The FDA must be supplied with such evidence at least 75 days before the initial use of a new dietary ingredient. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that the Company may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary ingredients as food additives requiring FDA pre-approval prior to marketing.

         As for labeling, DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, disclose on the label that the FDA has not reviewed that statement and that the product is not intended for use for a disease, and notify the FDA of the statement within 30 days after its initial use. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support that the Company makes is not adequately substantiated as required by DSHEA, or is a drug claim rather than an acceptable nutritional support statement requiring the Company's submission and the FDA's approval of a new drug application ("NDA"). Either determination could entail costly and time-consuming clinical studies and in either situation the Company may have to delete or modify the statement or claim involved. In addition, DSHEA allows the dissemination of "third party literature," publications such as reprints of scientific articles linking particular dietary ingredients with health benefits. Third party literature may be used in connection with the sale of dietary supplements to consumers at retail or by mail order. Such a publication may be so distributed if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is mentioned, and a balanced view of available scientific information on the subject matter is presented. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with the Company's products will be determined by the FDA to satisfy each of these requirements, and any such failure could subject the product involved to regulation as a new drug.

         Management anticipates that the FDA may promulgate good manufacturing practice ("GMP") regulations authorized by DSHEA, which are specific to dietary supplements. GMP regulations would require supplements to be prepared, packaged and held in compliance with such rules, and may require similar quality control provisions contained in the GMP regulations for drugs. The Company currently uses manufacturers that produce its vitamins and nutritional supplement products pursuant to the applicable food GMP rules. There can be no assurance that, if the FDA adopts GMP regulations specific to dietary supplements, such manufacturers will be able to comply with such GMP rules upon promulgation or without incurring material expense to do so.

         The FDA has finalized regulations to implement certain labeling provisions of DSHEA. In addition, further DSHEA labeling regulations are expected to be proposed by the FDA once the agency receives the final report of the expert Commission on Dietary Supplement Labels, established by DSHEA to provide recommendations on labeling claims for supplements. The Commission on Dietary Supplements issued its final report in November 1997. It is uncertain when the FDA will propose further regulations based on this report. The Company cannot determine what effect such regulations, when promulgated, will have on its business in the future. There can be no assurance that such regulations will not require expanded or different labeling for the Company's vitamins and nutritional products or, among other things, require the recall, reformulation or discontinuance of certain products, additional record keeping, warnings, notification procedures and expanded documentation of the properties of certain products and scientific substantiation regarding ingredients, product claims, safety or efficacy.

         The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request their recall from the market, to enjoin their further manufacture or sale, to publicize information about a hazardous product, to issue warning letters and to institute criminal proceedings. Although the regulation of dietary supplements is less restrictive than that imposed upon drugs and food additives, there can be no assurance that dietary supplements will continue to be subject to the less restrictive statutory scheme and regulations currently in effect. Further, there can be no assurance that, if more stringent statutes are enacted or regulations are promulgated, the Company will be able to comply with such statutes and regulations without incurring material expense to do so.

         The FTC, which exercises jurisdiction over the advertising of dietary supplements, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. Further, the U.S. Postal Service has issued cease and desist orders against certain mail order advertising claims made by dietary supplement manufacturers.

         The Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations that considers favorable, such as DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. These regulations could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

         The Company is not aware that Vendor Services is involved in any litigation with respect to its infomercials. No regulatory authority has requested the Company to alter any of its infomercials or other advertisements with respect to any of its products.

RESEARCH AND DEVELOPMENT

         The Company has incurred and research and development expenditures in connection with the development of its Endless Youth Longevity System and its Le Solution Derma System products. The Company estimates that in the fiscal years ended June 30, 1997 and 1998, it expended $25,000 and $125,000 respectively on research and development activities.

EMPLOYEES


         As of September 30, 1999, the Company had one full-time employee. Employees are not represented by any collective bargaining organizations.

DEPENDENCE ON KEY PERSONNEL

         The Company's continued success will largely depend on the efforts and abilities of its Chief Executive Officer, Neal K. Wallach. The Company's operations could be adversely affected if, for any reason, Mr. Wallach did not remain with the Company.

YEAR 2000


         The Company has identified and contacted and continues to identify and contact key suppliers, both inventory and non-inventory (including Vendor Services and its current vitamin manufacturer). The fact that the Company has been paid a licensing fee in advance from Vendor Services effectively eliminates its Year 2000 risks with respect to its infomercial. The parties from whom the Company has received responses to date generally have indicated that their systems are or will be Year 2000 compliant. The Company does not expect that incremental out-of-pocket costs of its Year 2000 program (which do not include costs incurred in connection with the Company's comprehensive business process enhancement program) will be material.


         The Company has not and does not intend to develop a contingency plan.


         The Company has already been paid a fixed licensing fee for all sales subsequent to June 1, 1999 of the Longevity System. This fixed payment was unconditional and not dependent on future sales. Vendor Services has assured the Company that its fulfillment and accounting systems are Year 2000 compliant. The Company's auditors and other third party contractors have provided similar assurances. The Company has not used any independent verification or validation processes to confirm those assurances.

         To date, the Company has incurred no costs relating to Year 2000 issues. The Internet development aspects of its business will not be impacted because of the development stage of this business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION.

         Management's discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto set forth in this Form 10-KSB commencing on page 26.



         Endless Youth Products, Inc., (the "Company") engages in the business of developing, marketing and distributing proprietary vitamins, nutritional, skin care, personal care, and other anti-aging products under the "Endless Youth" trade name. The following discussion is based on the audited financial statements for years ending June 30, 1998 and 1999. The financial statements have been prepared in conformity with generally accepted accounting principals.

Recent Developments


         Through May 31, 1999, the Company had engaged Vendor Services, Inc. with respect to the marketing and distribution of its Longevity System, pursuant to the broadcast of its infomercial program. For its services Vendor Services was paid 91 percent of the net sales from the infomercial program. Pursuant to an agreement dated June 28, 1999 and effective as of June 1, 1999, Vendor Services has paid the Company a lump-sum licensing fee in the amount of $340,000 for the continued rights to the Longevity System and the infomercial program subsequent to June 1, 1999. In connection with additional programs, Vendor Services has been provided with first rights to develop and produce such programs for a continued licensing fee. On September 24, 1999, the Company entered into an Agreement with Vendor Services that amended and clarified the June 28, 1999 Agreement with respect to a possible settlement agreement between Vendor Services and Sun Ten Laboratories, a manufacturer of Endless Youth branded product. Vendor Services and Sun Ten had reached a tentative agreement between themselves in an amount equal to $1,405,000. The Agreement details the amount to be received by the Company, if such tentative agreement between Vendor Services and Sun Ten is finalized. The Company would receive $409,000 minus a percentage (maximum 30 percent of such fees) of legal fees incurred by Vendor Services which is limited by the June 28, 1999 to ten percent of the proceeds from Sun Ten.


         The Company chose to amend the Agreements with Vendor Services to reflect the changing nature of the business of the Company reflected in the Company taking the role as licensor of product, rather than developer of infomercial programs, and as the developer of the Company's Internet site. It is not anticipated that the lump-sum payment made by Vendor Services, rather than the continuation of the ongoing arrangement where Vendor Services retained 91 percent of net sales, will have a material impact on future net operating results. Unless Vendor Services produces a sequel infomercial program for the Longevity System by August 1, 2000, no further revenue will be generated from Vendor Services; if a sequel program is developed, then the Company will be entitled to 3 percent of net sales revenue from the sequel program. The Company is developing a replacement product for the Longevity System to be available on its Internet site. Therefore, no future revenue is anticipated from the sales of the Longevity System, unless pursuant a sequel infomercial is developed by Vendor Services. The Company anticipates that its future revenue sources shall be from the licensing of the Endless Youth brand name on third-party products, from the licensing of content that it is preparing with respect to the development of its Internet site, from fees paid to the Company for advertising and promotional placement on the Internet site, and from product sales on the Company's Internet site or through affiliations with other Internet sites.


         As a result of its various agreements, the Company received from the broadcast of its infomercial for its Longevity System, prior to the lump-sum payment discussed above, 9 percent of the net sales revenues. Out of this amount, amounts equal to 3 percent and 2 percent of net sales revenues, respectively, were paid as license fees to the Company's chief executive officer and to Schulberg Media Works. The remaining 4 percent was retained by the Company.


         On July 7, 1999, the Company entered into an agreement with Sun Ten Laboratories, one of the manufacturers of the Company's Longevity System product. Under this Agreement, Sun Ten Laboratories agreed to pay the Company a lump-sum payment of $130,000 in connection with a general release and settlement of any future claims that the Company may have with respect to Sun Ten Laboratories' production of certain previously manufactured quantities of product for the Company. Revenue for the quarter ended September 30, 1999 included this amount as other income of $130,000.


         It is anticipated that the development of the new Internet site for the Company will cost approximately $50,000 which will be funded from present working capital of the Company. In connection with this development the Company is working closely with the web site developers and contract editors with respect to content. The Company is working with private label manufacturers in the development of its skin care and vitamin product line. There are no development costs associated with such private label product items for these products are existing items carried in the inventory of these companies; these companies will, also, provide Endless Youth product labeling. Very small minimum orders will be placed in order to control costs and determine the best selling items on the site. All these inventory costs will be paid from the existing working capital of the Company and are estimated to be $25,000. As the site becomes further developed, the Company will add a full-time Internet marketing individual and part-time employees to update content and provide customer related services; such expenses will not surpass $10,000 per month and will be dependent upon sales revenue and customer traffic. The Company is, also, in initial conversations with various other Internet health sites with respect to forming mutually advantageous marketing relationships with these sites. The Company does not plan in the near future any substantial advertising or promotion campaigns that will require substantial funding, rather the Company will focus on Internet marketing for placement of its site with portals and through marketing affiliations with other Internet sites. Until the site and product mix are fully developed, the Company will only seek to work with other Internet sites to maximize brand awareness. Following many months of such relationship marketing, if the Company feels that other advertising and promotion is required, the Company will secure additional funding from outside sources which may include further shareholder investment or funding from new investment groups.


Year Ended June 30, 1999 Compared to Year Ended June 30, 1998


Results of Operations

         Gross Profit and Net Sales. Net sales for the year ended June 30, 1999 increased by $4,821,739 compared to the year ended June 30, 1998. Gross Profit increased by $363,942 for the same period. Gross Profit and Net sales increased as a result of the nationwide rollout of the Company's "Endless Youth" infomercial in January of 1999. The Company had an agreement with Vendor Services Inc., in which it paid Vendor Services Inc., 91% of net sales for all costs associated with the production, distribution and marketing of the "Endless Youth" vitamin products through infomercial sales. This agreement was amended by mutual consent in June of 1999. No revenues were generated by the Company's web site during the fiscal year.


         Cost of Sales. Cost of sales for the year ended June 30, 1999 increased $4,457,797. The increase in cost of sales can be attributed to the increase in net sales discussed above and an increase in media spending and airtime of the infomercials. Cost of sales as a percentage of net sales during the year ended June 30, 1999 was 90% compared to 33% during the year ended June 30, 1998. The percentage increase is attributed to the Company's agreement with Vendor Services Inc.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $479,577 in the year ended June 30, 1999 compared to the year ended June 30, 1998. This increase was primarily due to increased sales activity, expense related to product development, marketing, and royalties. The Company's management continues to pursue cost reduction measures consistent with the level of business wherever opportunities can be identified.

Liquidity and Capital Resources

         Although the Company has a negative working capital and equity, it believes it has sufficient resources to fund the Company's operations and capital requirements for the 2000 fiscal year. Deferred revenue, the Company's largest liability, will be recognized as income over the next six months and will not require any future services from the company. Despite the

Company's negative cash flows from operations over the past two fiscal years it does not anticipate the need for alternative sources of liquidity. The Company expects positive cash flow during fiscal 2000 primarily due to licensing fees and minimal monthly expenses.

         Prepaid advertising was $121,758 and $0 at June 30, 1998 and June 30, 1999, respectively. The decrease in 1999 resulted from the amortization of the remaining infomercial costs.


Quarter Ended September 30, 1999 Compared to Quarter Ended September 30, 1998

Results of Operations

Net Sales. Net sales for the three months ended September 30, 1999 decreased by $25,391 compared to the three months ended September 30, 1998. Revenues primarily consist of license fees for the period ended September 30, 1999 and minimum payments for distribution rights for the period ended September 30, 1998.

Selling, General, and Administrative Expenses. Selling, general and administrative expenses decreased by $88,855 during the three months ended September 30, 1999 compared to the three months ended September 30, 1998. This decrease was primarily due to decreased expenses related to product development, marketing, and royalties. The Company's management continues to pursue cost reduction measures consistent with the level of business wherever opportunities can be identified.

Liquidity and Capital Resources

Although the Company has a negative working capital and equity, it believes it has sufficient resources to fund the Company's operations and capital requirements for the 2000 fiscal year. Deferred revenue will be recognized as income over the next nine months and will not require significant services from the company. Despite the Company's negative cash flows from operations over the past two fiscal years it does not anticipate the need for alternative sources of liquidity. The Company expects positive cash flow during fiscal 2000 primarily due to licensing fees and minimal monthly expenses.

Prepaid advertising was $54,476 and $0 at September 30, 1998 and September 30, 1999, respectively. The decrease in 1999 resulted from the amortization of the remaining infomercial costs during the prior fiscal year.


Year 2000 Compliance

         The year 2000 issue results from computer programs that do not differentiate between the year 1900 and the year 2000 because they were using two digits rather than four to define the applicable year; accordingly computer systems that have time-sensitive calculations may not properly recognize the year 2000. The Company has conducted an initial review of its computer system to identify whether the system is year 2000 compliant. The computer equipment and software currently used by the Company is year 2000 compliant.


ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company's executive headquarters are located at 3395 South Jones Boulevard, # 208, Las Vegas, Nevada 89146 and are leased on a month-to-month basis. The Company believes its facilities are adequate to provide its needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following information with respect to the outstanding shares of the Company's common stock beneficially owned by (i) each director of the Company,
(ii) the chief executive officer, (iii) all beneficial owners of more than five percent of common stock known to the Company and (iv) the directors and executive officers as a group, is furnished as of September 30, 1999, except as otherwise indicated.



NAME AND ADDRESS OF                        AMOUNT AND NATURE OF
BENEFICIAL OWNER                          BENEFICIAL OWNERSHIP (1)         PERCENT OF CLASS (1)
Neal K. Wallach                                2,034,963 (2)                              61.8%
6767 W. Tropicana Blvd., #206
Las Vegas, NV 89103

EYP International LLC                          1,135,000                                  35.0%
6767 W. Tropicana Blvd., #206
Las Vegas, NV 89103

James Hembree
4620 Jupiter Drive
Salt Lake City, UT 84124                       1,525,000 (3)                              44.4%

Gene Scher (4)
November Lazar Scher, Inc.
3575 Cahuenga Blvd., W., #330
Los Angeles, CA 90068                            189,334 (5)                               5.7%

Carl B. Wallach, M.D
32 Chelsea Drive
Randolph, NJ 07869                                50,000 (6)                               1.5%

All Officers and Directors as a Group
(four persons)                                 2,474,963 (2), (3), (5), (6)               70.4%



----------------------

         (1) Unless otherwise indicated below, each director, executive officer and five percent shareholder has sole voting and investment power with respect to all shares beneficially owned.

         (2) Includes 1,135,000 shares owned by EYP International LLC, a Nevada limited liability company ("EYP INTERNATIONAL"), of which Mr. Wallach beneficially owns 54.0 percent of the equity interest; includes warrants to purchase 49,500 shares, all of which are currently exercisable; excludes options to purchase 360,000 shares of Common Stock granted to Mr. Wallach under the Company's 1996 Stock Option Plan, none of which are presently exercisable or exercisable within 60 days.

         (3) Includes 1,135,000 shares owned by EYP International, of which Mr. Hembree beneficially owns 3.0 percent of the equity interest; includes options to purchase 50,000 shares of common stock granted to Mr. Hembree under the Company's 1996 Stock Option Plan, all of which are presently exercisable; includes presently exercisable warrants to purchase 140,500 shares; includes presently exercisable warrants to purchase 3,000 shares owned by Joyce Hembree, Mr. Hembree's wife. Mr. Hembree disclaims beneficial ownership of the warrants owned by his wife.

         (4) Mr. Scher was removed as a director on June 1, 1999. The number of shares indicated is based on the number of shares originally issued by the Company to Mr. Scher and his affiliates; the Company has no information concerning whether any such shares were subsequently sold or additional shares were purchased in the public market.

         (5) Includes shares held by November Lazar Scher, Inc. and affiliates thereof, all of which are affiliates of Mr. Scher; includes options to purchase 30,000 shares of common stock granted to Mr. Scher under the Company's 1996 Stock Option Plan, all of which are presently exercisable.


         (6) Includes options to purchase 40,000 shares of common stock granted to Dr. Wallach under the Company's 1996 Stock Option Plan, all of which options are presently exercisable.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

DIRECTORS AND OFFICERS


         Set forth below are the names and other relevant information regarding the executive officers and directors of the Company as of September 30, 1999.


                                                                                        COMMENCEMENT YEAR
NAME                                 AGE              POSITION                          OF TERM OF OFFICE
-------------------------            ---      -------------------------                 -----------------
Neal K. Wallach                      47       Chairman, Chief Executive                         1996
                                              Officer and a Director

James Hembree                        70       Director                                          1997

Carl B. Wallach, M.D.                43       Director                                          1997



         Neal K. Wallach is Chairman, Chief Executive Officer and a director of the Company. He is responsible for developing the corporate direction and implementation of business strategies, including product development, compensation plans, financial planning, inventory management and forecasting. Mr. Wallach also oversees the company's marketing strategies along with the development of promotional campaigns. Since the formation of the Company in July 1996, Mr. Wallach has been employed full time by the Company. Mr. Wallach has more than 20 years of professional and international management consulting experience with an emphasis on national distribution networks. Mr. Wallach has held positions with several major national law firms. From 1985 to 1988 he was General Counsel for Nygard International a large multinational manufacturer in Winnipeg. From 1988 to 1992 he served as Executive Vice-President of Camp Beverly Hills, Inc. a national retailer, where he developed and oversaw its international franchise store network. The development of this network required Mr. Wallach to oversee all aspects of start-up, marketing, and operations of the franchise program. Significant hands-on experience was achieved in cost and quality control, organizational development, and productivity. From 1992 to June 1996 he was a Managing Director of Madison-Waverly Associates, an international management consulting organization of which he was the sole owner. Mr. Wallach discontinued Madison-Waverly's business to devote his full time to the Company. Mr. Wallach is a member in good standing of the State Bar of California and holds a Bachelor of Arts degree (International Studies) from Tufts University and a Juris Doctor degree from the University of Virginia School of Law.


         James Hembree is retired from over 35 years at Dow Chemical, where he was President and CEO of Dow Chemical Canada; former director of Dow Chemical Canada; Dowell-Sclumberger Canada; and several other public companies. Mr. Hembree retired from Dow in February 1986.

         Dr. Carl Wallach, is an internal medicine physician specializing in gastroenterology, with a private practice in New Jersey. Dr. Wallach has been in private medical practice in New Jersey for over five years.

BOARD OF DIRECTORS

         All directors serve for a term of one year and until their successors are duly elected. All officers serve at the discretion of the Board of Directors. None of the Company's directors is a director of any company with class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or of any company registered under the Investment Company Act of 1940, as amended. There are no family relationships among any members of the Board of Directors or the executive officers or significant employees of the Company except that Carl Wallach, M.D., a director, is the brother of Neal K. Wallach, the Chairman, Chief Executive Officer and a director of the Company.

         Gene Scher was a director of the Company until June 1, 1999. The Company stopped doing business with Mr. Scher's company in Spring 1999 because such services were no longer needed by the Company. Since the Company no longer had a business relationship with Mr. Scher's organization, there was no need for Mr. Scher to sit on the Board of the Company, and accordingly, he was removed from the board of directors.

ITEM 6.  EXECUTIVE COMPENSATION.

EMPLOYMENT CONTRACT

         In July 1996 the Company entered into an employment agreement with Neal
K. Wallach. The agreement was amended in June 1999 to among other things increase his annual base compensation from $96,000 to $120,000 per annum. The term of Mr. Wallach's employment agreement is five years. The agreement is automatically extended for consecutive periods of one year each unless either the Company or Mr. Wallach elects not to renew the agreement by delivering written notice thereof to the other party not less than 30 days prior to the expiration of the current term. Mr. Wallach receives a salary of $120,000 per year. Mr. Wallach will receive a bonus based on a formula tied into the Company's net operating income and is eligible to receive additional bonuses from time to time at the sole discretion of the Board of Directors. The employment agreement is terminable by the Company at any time with cause. In connection with entering into the employment agreement, Mr. Wallach was granted 200,000 options at an exercise price of $1.50 per share. The grant was made under the Company's 1996 Stock Option Plan. These options vest at the rate of 40,000 options per year of employment completed. In March 1998 Mr. Wallach was granted 200,000 additional options at $0.625 per share and in December 1998 was granted an additional 200,000 options at $0.75 per share. These two option grants also vest at the rate of 40,000 options per year.

1996 STOCK OPTION PLAN

         In July 1996 the Company adopted the 1996 Stock Option Plan to provide for the grant of incentive and non-qualified stock options to selected employees, officers and directors. The Plan was amended as of June 2, 1999 to increase the number of shares available thereunder. The Plan currently allows for the issuance of options to purchase up to 1,250,000 shares of common stock. The vesting schedule of the Plan allows for the exercise of a portion of the options granted beginning after one year with full exercisability of all options granted not more then ten years after the date of grant. As of June 30, 1999, options to purchase 240,000 shares of common stock had been exercised, and options to purchase 480,000 shares of common stock were outstanding at an average exercise price of $1.11 per share. Of that amount, 120,000 options are or will become exercisable within 60 days. As of June 30, 1999, 405,000 shares of common stock were available for future grants under the Plan.

SUMMARY COMPENSATION TABLE


         The following table sets forth all compensation paid or distributed during the fiscal years ended June 30, 1997, 1998 and 1999 for services rendered by the Chief Executive Officer of the Company:


                                            ANNUAL COMPENSATION                                ALL OTHER
         NAME AND PRINCIPAL               -------------------------      AWARDS OF COMMON     UNDERLYING
         POSITION                   YEAR     SALARY (1)      BONUSES      STOCK OPTIONS       COMPENSATION (2)
         ------------------         ----    ------------    ---------   ----------------      ------------
         Neal K. Wallach,
         Chairman and Chief
         Executive Officer          1997       $96,000       -0-             200,000             $11,500

                                    1998       $96,000       -0-             200,000             $11,500

                                    1999      $120,000       -0-             200,000             $17,500

---------------

         (1)      Includes stock received in lieu of salary.

         (2) Represents car allowance and medical insurance premiums paid by the Company.

         No other annual compensation, stock appreciation rights, long-term restricted stock awards, or long-term incentive plan payouts were awarded to, earned by or paid to the named executive officer during any of the Company's last three fiscal years.

OPTION GRANTS TABLE


         The following table sets forth certain information concerning grants of options to the named executive officer during the fiscal year ended June 30, 1999:


                         NUMBER OF SHARES          % OF TOTAL
                         OF COMMON STOCK           OPTIONS GRANTED
                         UNDERLYING                TO EMPLOYEES              EXERCISE         EXPIRATION
       NAME              OPTIONS GRANTED           EACH FISCAL YEAR          PRICE            DATE
---------------------    ----------------          ----------------          --------         ----------
Neal K. Wallach          200,000 (1)               89.0%                     $0.75           December 31, 2008



-------------

         (1)      Such options vest at the rate of 40,000 per year.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION TABLE


         The following table sets forth certain information concerning options exercised and outstanding as of the end of the fiscal year ended June 30, 1999:


                                                              NO. OF SHARES UNDERLYING   VALUE OF UNEXERCISED
                           SHARES                             UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS
                           ACQUIRED ON      VALUE             AT FY-END (#)              AT FY-END ($)
NAME                       EXERCISE (#)    REALIZED ($)      EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
---------------------      -------------    ------------      -------------------------  -------------------------
Neal K. Wallach              $160,000             $0(1)                 0 / 360,000              $0 / $15,000 (2)



---------------


         (1) Based on the closing bid price of the Company's common stock on the date of grant, which in each case was less than the exercise price of such options.

         (2) Based on the closing bid price of the Company's common stock on June 30, 1999 of $0.75 per share.


         From time to time, Mr. Wallach has chosen to exercise his options, when permitted, without consideration of Bid price at the moment because of his belief with respect to the true value of the shares of the Company, regardless of the market price.

DIRECTOR COMPENSATION

         Directors are not paid any cash compensation for serving on the board. Directors who are not officers or employees of the Company are eligible to receive grants of non-qualified options under the Company's 1996 Stock Option Plan.

         During the fiscal year ended June 30, 1999, James Hembree, a director of the Company, was granted 20,000 non-qualified options under the Company's 1996 Stock Option Plan. See "Item 7 -- Certain Relationships and Related Transactions." No other non-employee director received options during such fiscal year.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On June 30, 1996, Neal K. Wallach entered into a license agreement with the Company pursuant to which he licensed to the Company the rights to the trademarks "Endless Youth," "Power Certified," "Anti-Aging Formulations" and "Life is SupHerb." The term of the license is five years, and will be extended for an additional five years unless the Company or Mr. Wallach notifies the other of its intent not to extend the term. Mr. Wallach receives a royalty equal to three percent of the Company's gross sales, with a guaranteed annual minimum of $50,000. Mr. Wallach is also entitled to receive 40 percent of the gross revenues of any sublicense by the Company. Since 1996, under the provisions of the License Agreement, Mr. Wallach has received consideration valued at approximately $180,000, including shares of restricted stock of the Company. The Company is required to pay all costs and expenses of maintaining current and effective registrations for the trademarks.

         In April 1997 the Company entered into a consulting agreement with James Hembree. Mr. Hembree is a director of the Company. At the time he entered into the agreement, Mr. Hembree purchased 25,000 shares of common stock for $2.00 per share, and was granted warrants to purchase an additional 25,000 shares at $3.50 per share. These warrants expire on August 4, 2002. In consideration of serving as a director, Mr. Hembree was granted the following incentive stock options under the Company's 1996 Stock Option Plan, all of which expire on March 27, 2003: 10,000 options at $2.00 per share; 5,000 options at $3.00 per share; 10,000 options at $3.75 per share; and 5,000 options at $4.50 per share. To date, none of such options have been exercised. Mr. Hembree's wife, Joyce Hembree, was also retained as a consultant and was granted warrants to purchase 3,000 shares of common stock at $2.00 per share. These warrants expires on August 4, 2002. The Consulting Agreement was amended as of June 18, 1999. Pursuant to such amendment, in exchange for expanding his consulting services Mr. Hembree received warrants to purchase 64,000 shares at the exercise price of $0.625 per share and warrants to purchase 24,000 shares at an exercise price of $0.9375 per share.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

         The Company is authorized to issue 10,000,000 shares of Common Stock. A total of 3,242,374 shares of Common Stock have been issued. This amount does not include 480,000 shares of common stock issuable upon exercise of options and 402,367 shares subject to outstanding warrants. Accordingly, there are 5,875,259 authorized shares of Common Stock which are not issued or reserved for issuance. These shares may be issued at the discretion of the Board of Directors of the Company in accordance with the Nevada General Corporation Law (the "NEVADA LAW"). Unless otherwise required by Nevada law, as in the case of certain extraordinary actions, stockholder approval will not be required for the issuance of additional shares of Common Stock.

         The holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to stockholders, after the payment of all debts and other liabilities. No holder of Common Stock has a preemptive or preferential right to purchase or subscribe for any unissued or additional authorized stock or any securities of the Company convertible into shares of its Common Stock.

         The Common Stock does not have cumulative voting rights, which means that the holders of more than 50 percent of the Common Stock voting for the election of directors can elect 100 percent of the directors of the Company if they choose to do so. The By-Laws of the Company require that a majority of the issued and outstanding shares of the Company be represented to constitute a quorum and transact business at a stockholders' meeting.

PREFERRED STOCK

         The Board of Director has the authority, without further action by the shareholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversions rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such shares, without further vote or actions by stockholders. The Board has not designated any shares of Preferred Stock. Therefore, the full 1,000,000 shares of Preferred Stock are available for issuance in series. The issuance of Preferred Stock could adverse affect the voting power of holders of Common Stock and the likelihood that such holders would receive dividends and dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change of control in the Company. The Company has no present plan to issue any shares of Preferred Stock.

TRANSFER AGENT

The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Company.

ANTI-TAKEOVER PROVISIONS

         The Company is subject to Sections 78.411-.444 of the Nevada Law, an anti-takeover law, which may discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over the current prices, and may limit the ability of the stockholders to approve a transaction that they may deem to be in their best interests.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The Company's common stock trades on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. The following is the high and low bid price for the common stock for each quarter within the last two fiscal years and the subsequent interim quarters.


         QUARTER ENDED                    HIGH BID                   LOW BID
         March 31, 1997                     1.50                       1.25

         June 30, 1997                      1.50                       1.25

         September 30, 1997                 1.25                       1.00

         December 31, 1997                   .90                        .60

         March 31, 1998                      .625                       .25

         June 30, 1998                      1.25                        .50

         September 31, 1998                 1.25                        .50

         December 31, 1998                   .625                       .425

         March 31, 1999                     2.25                       1.00

         June 30, 1999                       .75                        .50

         September 30, 1999                 1.75                        .30



         As of September 30, 1999 there were 49 holders of record of the Company's common stock.


DIVIDEND POLICY

         The Company has never paid dividends on its common stock. The Company currently intends to retain all future earnings to fund operations and the expansion of its business. The determination of payment of dividends in the future will be within the discretion of the Company's Board of Directors and will depend on the earnings, capital requirements and operating and financial condition of the Company, among other factors.

ITEM 2. LEGAL PROCEEDINGS.

         The Company is not a party to any currently pending legal proceedings or governmental authority proceedings, and the Company is aware of no contemplated proceedings.

         The Company has not been materially affected by nor has it incurred any significant cost related to compliance with federal, state or local environmental laws, and does not anticipate any such material effect.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         NOTE: SOME OF THE TRANSACTIONS SET FORTH BELOW MAY QUALIFY FOR OTHER REGISTRATION EXEMPTIONS UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") IN ADDITION TO THE EXEMPTIONS SPECIFICALLY MENTIONED.


         With respect to grants of options for employees, the intrinsic value thereof was determined based on the closing bid price of the Company's common stock on the OTC Bulletin Board (the "market price") within a period of time immediately prior to the grant. Except as noted below, with respect to grants of warrants to non-employees, the fair value of the options was based on negotiations at arm's length with the warrant holder, and in no case involved an exercise price below the market price on the date of grant.


         On July 24, 1996, the Company issued 1,135,000 shares of common stock to EYP and 90,000 shares to Neal K. Wallach, in connection with the initial incorporation and organization of the Company. The purchase price was cash in the amount of $0.005 per share. The shares were issued under Section 4(2) of the Securities Act.

         On July 31, 1996, the Company issued 200,000 stock options to Neal K. Wallach under its 1996 Stock Option Plan. Such options vest at the rate of 40,000 per year, and had an excessive price of $1.50 per share. Such options were issued pursuant to Rule 701 under the Securities Act.

         On January 13, 1997, the Company issued an aggregate of 470,667 shares of common stock to approximately 30 purchasers. Two of the purchasers, representing 98,925 shares, received stock in consideration for services previously rendered to the Company in the production of its infomercial also, valued at $1.50 per share. The purchasers of the remaining 371,742 shares paid a cash consideration of $1.50 per share, for aggregate proceeds to the Company of $557,613. All of these shares were issued under Rule 504 under the Securities Act. No underwriter or sales agent was used.

         On March 14, 1997, the Company issued 168,000 shares at $1.50 per share to an investor, for aggregate proceeds to the Company of $252,000 in cash. The shares were issued under Rule 504 under the Securities Act.

         On April 18, 1997, the Company issued an aggregate of 27,920 shares of common stock to eight persons who had previously rendered services to the Company. Such shares were valued at $1.50 per share. These sales were made under Rule 504 under the Securities Act. In addition, warrants to purchase an aggregate of 7,200 shares of common stock at exercise prices ranging from $1.50 to $2.50 per share were issued to five persons who had previously rendered services to the Company. These warrants were issued under Section 4(2) of the Securities Act and Rule 506 thereunder.

         On August 12, 1997, the Company issued an aggregate of 27,158 shares of common stock to six persons in consideration of services previously rendered to the Company in connection with the production of its infomercial. The shares were valued at $1.50 per share. The shares were issued under Rule 504 under the Securities Act.

         On August 20, 1997, James Hembree, a director of the Company, purchased 25,000 shares at $2.00 per share, for a total consideration of $50,000. Such shares were issued under Rule 504 under the Securities Act. Also on that date, Mr. Hembree was issued warrants to purchase 25,000 shares at an exercise price of $3.50 per share. The warrants were issued under Rule 701 under the

Securities Act. See "Item 7 -- Certain Relationships and Related
Transactions."

         On September 30, 1997, a single purchaser was issued warrants to purchase 7,000 shares of common stock at $2.50 per share. These warrants were issued in consideration of services provided to the Company. The warrants were issued under Section 4(2) of the Securities Act.

         On December 17, 1997, the Company issued warrants to purchase an aggregate of 22,000 shares with an exercise price of $0.625 per share to three persons, including James Hembree, a director of the Company. Such warrants were issued for services previously provided to the Company. The warrants were issued under Section 4(2) of the Securities Act. See "Item 7 -- Certain Relationships and Related Transactions."

         On December 22, 1997, the Company issued to James Hembree, a director of the Company, 10,000 shares of its common stock in connection with his consulting agreement. Such shares were issued under Rule 504 under the Securities Act. See "Item 7 -- Certain Relationship and Related Transactions."

         On December 27, 1997, as consideration for a loan made by James Hembree and two other persons to the Company, the Company issued warrants to purchase an aggregate 38,500 shares of common stock at an exercise price of $0.625 per share. Such warrants were issued under Section 4(2) of the Securities Act.

         On March 5, 1998, the Company issued 13,333 shares of its common stock to a company domiciled in Vancouver, British Columbia that had provided services to the Company pursuant to a written agreement. Such shares were issued under Rule 903 of Regulation S under the Securities Act, in reliance on a certification that such company was not a US Person for purposes of Regulation S and agreed not to dispose of such shares in the United States except in compliance with Regulation S. The shares are legended to such effect.

         On March 27, 1998, the Company issued an aggregate of 188,000 shares of common stock to eleven persons who had previously provided services to the Company in connection with the production of its infomercial. 10,000 of these shares were issued to Neal K. Wallach in lieu of salary. The shares were valued at $1.25 per share, which was fair market price at the time. Such shares were issued under Rule 504 under the Securities Act. In addition, the Company issued an aggregate of 7,500 shares to two other persons who had provided services to the Company in connection with the production of its infomercial. These shares were issued under Section 4(2) under the Securities Act and also valued at $1.25 per share. Also on that date, the Company issued warrants to purchase an aggregate of 105,500 shares of common stock at exercise prices ranging from $0.625 to $3.75 per share. These included 30,000 warrants issued to Gene Scher, a director of the Company. Such warrants were issued under Section 4(2) under the Securities Act. Also on that date, the Company issued: (i) stock options to Neal K. Wallach, vesting at a rate of 40,000 per year, having an exercise price of $0.625 per share, and (ii) 30,000 options to James Hembree, vesting immediately, at exercise prices ranging from $2.00 to $4.00 per share. All of such options were issued pursuant to Rule 701 under the Securities Act.

         On June 29, 1998, the Company issued an aggregate of 25,000 shares of common stock to two persons who provided consulting services to the company. In addition, the Company issued 12,000 shares to a person who had previously loaned $5,000 to the Company, and who agreed to convert such loan into shares of the Company's common stock and to purchase for cash an additional $4,000 worth of common stock for cash. Also on that date, the Company issued 110,266 shares of common stock to Neal K. Wallach, as repayment of a loan by Mr. Wallach to the Company of $42,500 plus interest, and in lieu of a further $40,200 owed as compensation under Mr. Wallach's employment contract with the Company for services rendered through May 30, 1998. All such shares were issued under Rule 504 under the Securities Act and were valued at $1.00 per share.

         On July 7, 1998, in lieu of paying certain royalties to a person who had provided services to the Company, the Company issued to such person 80,000 shares of its common stock, which were valued at $1.25 per share. Such shares were issued under Rule 504 under the Securities Act.

         On October 6, 1998, the Company issued an aggregate of 114,000 shares of its common stock to three persons who had provided services in connection with its infomercial to the Company, which it valued at $0.75 per share. Such shares were issued under Rule 504 under the Securities Act. Also on that date, the Company issued warrants to purchase an aggregate of 55,000 shares of common stock to two persons who had provided services to the Company. The exercise prices ranged from $0.75 to $1.75 per share. Such warrants were issued under
Section 4(2) under the Securities Act.

         On December 22, 1998, the Company issued an aggregate of 155,200 shares of common stock to various persons who had provided services to the Company in connection with its infomercial. In addition, the Company issued 360,197 shares to Neal K. Wallach, in lieu of $199,800 in compensation owed for a portion of the period July 1, 1996 through December 31, 1998 and for $34,328 in unpaid licensing fees. All of such shares were issued under Rule 504 under the Securities Act and were valued at $0.65 per share. In addition, the Company issued 26,666 shares of common stock to a Company domiciled in Vancouver, British Columbia that rendered services to the Company. Such shares were issued under Rule 903 of Regulation S under the Securities Act, in reliance on a certification that such company was not a US Person for purposes of Regulation S and agreed not to dispose of such shares in the United States except in compliance with Regulation S. The shares are legended to such effect. Also, the Company issued a warrant to purchase 7,500 shares of common stock at an exercise price of $0.625 per share in connection with services rendered to the Company. Such shares were issued under Section 4(2) under the Securities Act. Also on that date, the Company issued 30,000 options to each of Gene Scher and Carl Wallach, vesting immediately, at exercise prices ranging from $0.75 to $2.00 per share. Such options were issued pursuant to Rule 701 under the Securities Act.

         On December 31, 1998, the Company issued 200,000 stock options to Neal
K. Wallach, vesting 40,000 per year, at an exercise price of $0.75 per share. Such options were issued pursuant to Rule 701 under the Securities Act.

         On January 27, 1999, the Company issued 16,500 shares of its common stock in connection with the exercise of a warrant by a company domiciled in Vancouver, British Columbia. Such shares were issued under Rule 903 of Regulation S under the Securities Act, in reliance on a certification that such company was not a US Person for purposes of Regulation S and agreed not to dispose of such shares in the United States except in compliance with Regulation
S. The shares are legended to such effect.

         On June 2, 1999 the Company's Board of Directors authorized the issuance of an aggregate of 39,367 shares of common stock to five persons who had previously rendered various services to the Company. Such shares were issued under Rule 504 under the Securities Act. Also on that date, Neal K. Wallach was issued 40,000 shares in lieu of salary through May 30, 1999. Such shares were issued under Rule 701 under of the Securities Act. All of such shares were valued at $1.25 per share. Also on that date, the Company issued warrants to purchase an aggregate of 46,667 shares at exercise prices ranging from $1.50 to $1.75 per share to two persons who had provided services to the Company. Such warrants were issued under Section Rule 701 under the Securities Act. Also on that date, the Company issued 10,000 options to each of James Hembree and Carl Wallach at an exercise price $1.50 per share. Such options vest immediately and expire on June 1, 2004. Such options were issued pursuant to Rule 701 under the Securities Act.


         On June 18, 1999 the Company's Board of Directors authorized the issuance of 7,000 shares to The Investor Relations Company Limited in connection with consulting services to be provided to the Company. The number of shares are determined pursuant to the contract as equalling $7,500 worth of stock based on its average bid price for the previous 30-day period. Such shares were issued under Rule 701 under the Securities Act. Also on that date, Neal K. Wallach was issued 240,000 shares on account of previous option exercises under the 1996 Stock Option Plan. Such shares were also issued under Rule 701 under the Securities Act. Also on that date, in connection with the modification of his consulting agreement (see "Item 7 -- Certain Relationships and Related Transactions"), the Company issued to James Hembree warrants to purchase 64,000 shares at an exercise price of $0.625 per share and warrants to purchase 24,000 shares at an exercise price of $0.9375 per share. All of such warrants expire on June 18, 2001, and were issued pursuant to Rule 701 under the Securities Act. Also on that date, James Hembree was awarded an additional 10,000 nonqualified options under the 1996 Stock Option Plan. Such options have an exercise price of $1.50, vest immediately, and expire on June 1, 2004. Such options were issued pursuant to Rule 701 under the Securities Act.


         On June 20, 1999, James Hembree exercised 64,000 options at $0.625 per share for an aggregate exercise price of $40,000. Such shares were issued pursuant to Rule 701 under the Securities Act.



ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation provide that no director or officer shall have any personal liability to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except that liability will not be eliminated or limited for a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distributions in violation of Section
78.300 of the Nevada Law.

         The Company maintains director and officer liability insurance. There are no pending claims for indemnification, nor is the Company aware of any pending or threatened claims which would result in a claim for indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to director, officers and controlling persons of the Company under the foreign provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S
                              FINANCIAL STATEMENTS

Beckman Kirkland & Whitney
Certified Public Accountants
5210 Lewis Road, Suite 14
Agoura Hills, CA 91301

November 3, 1999

Board of Directors and Shareholders
Endless Youth Products, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of Endless Youth Products, Inc., as of June 30, 1999 and 1998, and the related statements of operations, retained deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endless Youth Products, Inc., as of June 30, 1999 and 1998, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

Beckman Kirkland & Whitney

                             ENDLESS YOUTH PRODUCTS
                                 BALANCE SHEETS

                                                                               June 30,
                                                                      1999                   1998
                                                                 -------------          --------------
                             ASSETS
CURRENT ASSETS
     Cash                                                           $ 355,434                   $ 471
     Prepaid advertising  (Notes 1 & 2)                                     0                 121,758
                                                                 -------------          --------------

          TOTAL CURRENT ASSETS                                        355,434                 122,229

     Property and Equipment
     net of accumulated depreciation (Notes 1 & 3)                      8,510                  13,448
                                                                 -------------          --------------

          TOTAL ASSETS                                              $ 363,944               $ 135,677
                                                                 =============          ==============

                 LIABILITIES AND SHAREHOLDERS'
                         (DEFICIT) EQUITY

CURRENT LIABILITIES
     Accounts payable                                               $ 236,528               $ 204,305
     Deferred Revenue (Note 5)                                        283,333                       0
     Advances from shareholders  (Note 6)                              75,388                  97,113
                                                                 -------------          --------------

         TOTAL LIABILITIES                                            595,249                 301,418


SHAREHOLDERS' DEFICIT
     Common stock, $.001 par value.
       Authorized 4,000,000 shares; issued
       and outstanding 3,295,708 and
       2,016,178 at June  30, 1999 and
       June 30, 1998, respectively  (Note 7)                            3,295                   2,017
    Additional paid-in capital                                      1,541,280                 952,881
    Retained deficit                                               (1,775,880)             (1,120,639)
                                                                 -------------          --------------
    Total shareholders' Deficit                                      (231,305)               (165,741)
                                                                 -------------          --------------

        TOTAL LIABILITIES AND
        SHAREHOLDER'S DEFICIT EQUITY                                $ 363,944               $ 135,677
                                                                 =============          ==============


                              See accompanying notes to financial statements

                             ENDLESS YOUTH PRODUCTS
                            STATEMENTS OF OPERATIONS

                                                                    For the years ended June 30,
                                                                   1999                     1998
                                                              ---------------          --------------
Gross Receipts                                                   $ 6,578,259               $ 225,896
    Less: Returns and allowances                                   1,544,701                  14,077
                                                              ---------------          --------------

Net Sales                                                          5,033,558                 211,819

Cost of Sales                                                      4,527,856                  70,059
                                                              ---------------          --------------

        Gross Profit                                                 505,702                 141,760

Selling, General and Administrative
    Expenses                                                       1,160,943                 681,366
                                                              ---------------          --------------

    Income (Loss) from Operations                                   (655,241)               (539,606)

Other Income and (Expenses)

   Interest Income                                                         0                     340
   Interest Expense                                                        0                  (8,392)
                                                              ---------------          --------------

   Income (Loss) before income taxes                                (655,241)               (547,658)


   Provision for income taxes - (Note 4)                                   0                       0
                                                              ---------------          --------------

        Net income (Loss)                                         $ (655,241)             $ (547,658)
                                                              ===============          ==============

Loss per share amounts:

      Basic:
          Net income (loss)                                          $ (0.28)                $ (0.28)
      Diluted:
          Net income (loss)                                          $ (0.25)                $ (0.28)
      Weighted average common and
        common equivalent shares:
       Basic                                                       2,328,944               1,953,833
                                                              ===============          ==============

       Diluted                                                     2,656,949               1,980,108
                                                              ===============          ==============

                              See accompanying notes to financial statements

                             ENDLESS YOUTH PRODUCTS
                             STATEMENTS OF CASH FLOW


                                                                         For the years ended June 30,
                                                                         1999                 1998
                                                                     -------------         -----------
CASH FLOWS FROM  OPERATING ACTIVITIES:

NET LOSS                                                              $ (655,241)          $ (547,658)

Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation & Amortization                                             4,939                3,267
   Decrease in inventory                                                       0               35,903
   Decrease in prepaid advertising                                       121,758              147,339
   Increase in deferred revenue                                          283,333                    0
   Increase in accounts payable                                           32,221               76,647
                                                                     ------------          -----------

    NET CASH USED IN OPERATING ACTIVITIES                               (212,990)            (284,502)
                                                                     ------------          -----------

CASH FLOW FROM INVESTING ACTIVITIES

   Purchase of property, plant, and equipment                                  0              (10,090)
                                                                     ------------          -----------

NET CASH PROVIDED BY INVESTING ACTIVITIES                                      0              (10,090)
                                                                     ------------          -----------

CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                                589,678              169,612
    Advances from (Repayments to) shareholders                           (21,725)              83,600
                                                                     ------------          -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                567,953              253,212
                                                                     ------------          -----------

           NET CHANGE IN CASH                                            354,963              (41,380)

           CASH AT BEGINNING OF YEAR                                         471               41,851
                                                                     ------------          -----------

CASH AT END OF YEAR                                                   $  355,434           $      471
                                                                     ============          ===========

Interest expense paid during the period was:                          $        0           $    8,392


                              See accompanying notes to financial statements

                             ENDLESS YOUTH PRODUCTS
                        STATEMENTS OF SHAREHOLDERS EQUITY

                                                                        ADDITIONAL             ACCUMU-                NET
                                             COMMON STOCK                 PAID IN               LATED            SHAREHOLDERS'
                                       SHARES           AMOUNT            CAPITAL              DEFICIT               EQUITY
                                   ---------------   -------------   ------------------   -------------------   -----------------
Balance at June 30, 1997                1,891,587          $1,892          $   783,394          $   (572,981)          $ 212,305

Stock issued for services                  79,591              80              109,532                                   109,612

Stock issued for cash                      45,000              45               59,955                                    60,000

Net loss                                                                                            (547,658)           (547,658)
                                   ---------------   -------------   ------------------   -------------------   -----------------

Balance at June 30, 1998                2,016,178          $2,017          $   952,881          $ (1,120,639)          $(165,741)
                                   ---------------   -------------   ------------------   -------------------   -----------------


Stock issued for services               1,045,763           1,045              421,207                                   422,252

Stock issued for cash                     233,767             233              167,192                                   167,425

Net loss                                                                                            (655,241)           (655,241)
                                   ---------------   -------------   ------------------   -------------------   -----------------

Balance at June 30, 1999                3,295,708          $3,295          $ 1,541,280          $ (1,775,880)          $(231,305)
                                   ===============   =============   ==================   ===================   =================

                              See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

         Endless Youth Products, Inc., (the Company) incorporated July of 1996 in the State of Nevada. The Company engages in the business of developing, marketing and distributing proprietary vitamins, nutritional, skin care, personal care, and other anti-aging products under the "Endless Youth" trade name. The Company was in the development stage through June 30, 1998. The year ending June 30, 1999 is the first year during which it is considered an operating company.

Cash Equivalents

         The Company considers all highly liquid certificates of deposit with an original maturity of three months or less to be cash equivalents.

Depreciation and Amortization

         Depreciation of property and equipment is computed using the straight-line method based on estimated useful lives ranging as follows:

                  Furniture and Fixtures                                 7 years
                  Computer Equipment                                     5 years

Prepaid Advertising Cost

         Production costs related to the Company's direct response advertising programs are capitalized and amortized based on the ratio that current period revenues bear to the total of current and estimated future period revenues for that direct-response-advertising cost pool.

Revenue Recognition

         Revenue from product sales is recognized upon shipment. Test market sales experience as well as research conducted by outside consultants provides the Company with a reasonable basis for estimating future returns.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

         Provisions (benefits) for federal and state income taxes are calculated on reported financial statement income (loss) based on current tax law and also include the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently payable because certain items of income and expense, known as temporary differences, are recognized in different tax periods for financial reporting purposes than for income tax purposes.

Earnings (Loss) Per Share

         The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This statement requires the company to report basic and diluted earnings (loss) per share. Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the effect of the additional common shares that would have been outstanding if dilutive stock options had been exercised.

         The following table summarized the calculation of basic and diluted earnings per share for the years ended June 30:

                                                                          1999                     1998
                                                                      ------------             ------------
Numerator:
    Basic and diluted earnings per share - net loss                   $  (655,241)             $  (547,658)

Denominator:
    Basic earnings per share - weighted average number
    of common shares outstanding during the year                        2,328,944                1,953,833

Incremental common shares attributable to
    assumed exercise of options and warrants                              328,005                   26,275

Denominator for diluted earnings per share                              2,656,949                1,980,108

Basic earnings per share                                              $      (.28)             $      (.28)

Diluted earnings per share                                            $      (.25)             $      (.28)


Stock Based Compensation

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options and warrants is measured at the excess of the quoted market price of the Company's stock at the date of grant over the amount the employee or outside consultant must pay to acquire the stock. Restricted stock is recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant. Compensation cost for shares issued under performance share plans is recorded based upon the current market value of the Company's stock at the time the warrants are granted.

NOTE 2 - PREPAID ADVERTISING COST

         Prepaid advertising cost consists of infomercial production costs, which are capitalized and amortized based on current and estimated future revenues. At June 30, 1999 the remainder of these direct responses advertising costs have been fully amortized. Amortization expense was $121,758 and $147,339 for the years ended June 30, 1999 and June 30, 1998, respectively.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

         Property, Plant and Equipment consist of the following at June 30:

                                                        1999           1998
                                                      --------       --------
Furniture and Fixtures                                $  2,986       $  2,986
Computer Equipment                                      15,072         15,072
  less accumulated depreciation                         (9,548)        (4,610)
                                                      --------       --------
                                                      $  8,510       $ 13,448
                                                      ========       ========

         Depreciation expense charged to operations was $4,938 and $3,266 for years ended June 30, 1999 and 1998.

NOTE 4 - INCOME TAXES

         There is no current or deferred income tax expense for the years ended June 30, 1999 and June 30, 1998. The Company incurred net operating losses of $655,241 and $547,658 for the years ended June 30, 1999 and June 30, 1998, respectively. As of June 30, 1999, the Company has net operating loss carryforwards of $1,614,414. These losses will expire between 2012 and 2014 if not utilized.

         SFAS 109 requires that the future tax benefit of net operating loss carryforwards be recorded as an asset using current tax rates to the extent that management assesses the utilization of such carryforwards to be more likely then not. The Company has recorded a deferred tax asset of $548,900 with a valuation allowance of $548,900.

The following reconciles the federal statutory income tax rate to the effective rate of the provision for income taxes.

                                                 June 30, 1999   June 30, 1998
                                                 -------------   -------------
Federal Statutory rate                                  34 %            34 %
Valuation allowance adjustment                         (34)%           (34)%
                                                      ------           ----
Effective rate                                           0 %             0 %
                                                      ======           ====

NOTE 5 - DEFERRED REVENUE

         In June 1999 the Company entered into an agreement in which the Company received a license fee in exchange for certain rights and privileges relating to the Endless Youth product line. The company will recognize revenue relating to this agreement over six months.

NOTE 6 - RELATED PARTY TRANSACTIONS

         The Company has a license agreement with one of its officers that is also a director and shareholder. Under the terms of the agreement, the Company retains the sole right to market goods and services under the Endless Youth trade name throughout the world. The licensor extended such worldwide rights to the company following the initial domestic-only grant of these rights. The Company is to pay the licensor a royalty of 3% of gross sales with a minimum royalty of $50,000 per year. The licensor is to receive 40% of any revenues generated from any sublicense or similar granting of rights agreements

         The Company had advances from various shareholders of $75,388 and $97,113 as of June 30, 1999 and June 30, 1998, respectively. In July of 1998, $62,113 of advances was converted to 110,266 shares of stock, based on the market value of stock at the time of conversion.

NOTE 7 - SHAREHOLDERS' EQUITY

         During the year ended June 30, 1999 and 1998 the Company issued 1,045,763 and 79,591 shares of common stock respectively, in exchange for services rendered. The cost of the services has been charged to operations, and, additional paid in capital has been increased by $421,207 and $109,532 for the years ended June 30, 1999 and 1998 respectively, representing the excess fair market value of the services over the par value of the common stock.

         The Company has two stock option plans that provide for the granting of either incentive stock options or non-qualified stock options to key employees and non-employees.

         During the year-ended June 30, 1998, the Company granted 200,000 incentive stock options to employees which vest at 40,000 options per year. During the year ended June 30, 1999, an additional 200,000 incentive stock options were granted which vest at 40,000 per year. As of June 30,1999, 360,000 incentive stock options were outstanding with an exercise price of between $.625 and $1.50 per share and will expire between July 2001 and March 2008.

During the year ended June 30, 1998 the Company granted 30,000 non qualified options with immediate vesting, and during the year ended June 30,1999, 90,000 non-qualified options with immediate vesting were granted. As of June 30, 1999, 120,000 non-qualified options were outstanding with an exercise price between $.75 and $4.50 per share and will expire between December 2001 and June 2004.

         The Company issued warrants to purchase 250,501 and 198,000 shares of common stock to outside consultants during the years ended June 30, 1999 and June 30, 1998, respectively. The exercise price of the warrants range from $.625 to $3.50 per share and expire between April 2000 and December 2004.

         Changes in the status of options are summarized as follows for fiscal years ended June 30:

                                                                            1999             1998
                                                                       -------------     -------------
Outstanding at beginnings of year                                           350,000          160,000
Granted                                                                     290,000          230,000
Exercised                                                                  (160,000)         (40,000)
Expired                                                                           0                0
                                                                           --------         --------
Outstanding at end of year                                                  480,000          350,000
                                                                           ========         ========
Price range of options:
    Outstanding at end of year                                          $.625-$4.50       $.625-$4.50


Changes in the status of warrants are summarized as follows for fiscal years ended June 30:

                                                                            1999               1998
                                                                          ---------         ---------
Outstanding at beginnings of year                                          205,200             7,200
Granted                                                                    250,501           198,000
Exercised                                                                  (69,834)                0
Expired                                                                     (2,000)                0
                                                                          --------          --------
Outstanding at end of year                                                 383,867           205,200
                                                                          ========          ========

NOTE 7 - SHAREHOLDERS' EQUITY (continued)

         The Company applies APB 25 in accounting for its stock options and warrants. The option price equals or exceeds the fair market value of the common shares on the date of the grant and, accordingly, no compensation cost has been recognized under the provisions of APB 25 for stock options. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period. Had compensation cost for Company's stock option and warrant agreements been determined under SFAS 123, based on the fair market value at the grant dates, the Company's pro forma net earnings and net earnings per share would have been reflected as follows:

                                                                               1999              1998
                                                                           ----------        ----------
Net earnings
         As reported                                                       ($655,241)        ($547,658)
         Pro forma                                                         ($685,787)        ($556,364)
Net earnings per share
         As reported                                                           ($.28)            ($.28)
         Pro forma                                                             ($.29)            ($.28)


         The fair value of each option and warrant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for those options and warrants granted during years ended June 30, 1999 and 1998, respectively: dividend yield of 0%, expected volatility of 58%, risk-free interest rates of 5%, and expected lives ranging from 1 to 10 years.

NOTE 8 - CONCENTRATION OF CASH

         The Company held approximately $255,434 in excess of federal insurance limits on accounts of financial institutions on June 30, 1999

NOTE 9 - YEAR 2000 COMPLIANCE

         The Company primarily uses licensed software products in its operations with a significant portion of processes and transactions centralized in one particular software package. Management plans to upgrade to the most current version of this and other software packages which, among other things, are Year 2000 compliant. Cost of the project is not expected to have a material effect on the Company's financial statements.

                           ENDLESS YOUTH PRODUCTS, INC.
                                 BALANCE SHEETS
                                   (unaudited)

                                                                      September 30,
                                                                          1999
                                                                          ----
                             ASSETS
CURRENT ASSETS
     Cash                                                        $               268,528
     Prepaid advertising  (Notes 1 & 2)
                                                                 ------------------------

          TOTAL CURRENT ASSETS                                                   268,528

     Property and Equipment
     net of accumulated depreciation (Notes 1 & 3)                                 7,409
                                                                 ------------------------

          TOTAL ASSETS                                           $               275,937
                                                                 ------------------------
                                                                 ------------------------
                 LIABILITIES AND SHAREHOLDERS'
                         (DEFICIT) EQUITY

CURRENT LIABILITIES
     Accounts payable                                            $               184,777
     Deferred Revenue (Note 5)                                                   212,500
     Advances from shareholders  (Note 6)                                         98,999
                                                                 ------------------------

         TOTAL LIABILITIES                                                       496,276

SHAREHOLDERS' DEFICIT
     Common stock, $.001 par value
       Authorized 4,000,000 shares; issued
       and outstanding 3,295,708
       at Sept.  30, 1999 and
       June 30, 1999, respectively  (Note 7)                                       3,295
    Additional paid-in capital                                                 1,541,280
    Retained deficit                                                          (1,764,914)
                                                                 ------------------------
    Total shareholders' Deficit                                                 (220,339)
                                                                 ------------------------

        TOTAL LIABILITIES AND
        SHAREHOLDER'S DEFICIT EQUITY                             $               275,937
                                                                 ------------------------
                                                                 ------------------------

                 See accompanying notes to financial statements

                           ENDLESS YOUTH PRODUCTS, INC.
                            STATEMENTS OF OPERATIONS

                                                                      For the three months ended September 30,
                                                                       1999                              1998
                                                              ------------------------          ------------------------
Gross Receipts                                                $                71,275          $                 96,666
    Less: Returns and allowances                                                    -                                 -
                                                              ------------------------          ------------------------

Net Sales                                                                      71,275                            96,666

Cost of Sales                                                                       -                                 -
                                                              ------------------------          ------------------------

        Gross Profit                                                           71,275                            96,666

Selling, General and Administrative
    Expenses                                                                  190,309                           279,164
                                                              ------------------------          ------------------------

    Income (Loss) from Operations                                            (119,034)                         (182,498)

Other Income and (Expenses)

   Other Income                                                               130,000                                 -
   Interest Expense                                                                 -                                 -
                                                              ------------------------          ------------------------

   Income (Loss) before income taxes                                           10,966                          (182,498)

   Provision for income taxes - (Note 4)                                            -                                 -
                                                              ------------------------          ------------------------

        Net income (Loss)                                     $                10,966           $              (182,498)
                                                              ------------------------          ------------------------
                                                              ------------------------          ------------------------

Income (Loss) per share amounts:

      Basic:
          Net income (loss)                                   $                  0.00           $                 (0.08)
      Diluted:
          Net income (loss)                                   $                  0.00           $                 (0.07)
      Weighted average common  and
        common equivalent shares:
       Basic                                                                3,295,708                         2,243,444
                                                              ------------------------          ------------------------
                                                              ------------------------          ------------------------

       Diluted                                                              3,504,692                         2,451,319
                                                              ------------------------          ------------------------
                                                              ------------------------          ------------------------

                 See accompanying notes to financial statements

                           ENDLESS YOUTH PRODUCTS, INC.
                             STATEMENTS OF CASH FLOW

                                                                             For the three months ended Sept. 30,
CASH FLOWS FROM  OPERATING ACTIVITIES:                                       1999                            1998
                                                                             ----                            ----
NET INCOME (LOSS)                                                    $              10,966           $            (182,498)

Adjustments to reconcile net income to net cash
   provided by operating activites:
   Depreciation & Amortization                                                       1,100                           4,150
   Increase in Poduct Development Costs                                                  -                         (10,463)
   Decrease in prepaid advertising                                                       -                          67,282
   Increase (decrease) in deferred revenue                                         (70,833)                              -
   Increase (decrease) in accounts payable                                         (51,750)                         45,501
                                                                     ----------------------          ----------------------

    NET CASH USED IN OPERATING ACTIVITIES                                         (110,517)                        (76,028)
                                                                     ----------------------          ----------------------

CASH FLOW FROM INVESTING ACTIVITIES

   Purchase of property, plant, and equipment                                            -                               -

                                                                     ----------------------          ----------------------

NET CASH PROVIDED BY INVESTING ACTIVITIES                                                -                               -
                                                                     ----------------------          ----------------------

CASH FLOW FROM FINANCING ACTIVITES
   Proceeds from issuance of common stock                                                -                         126,050
   Advances from (Repayments to) shareholders                                       23,611                         (61,613)
                                                                     ----------------------          ----------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                           23,611                          64,437
                                                                     ----------------------          ----------------------

           NET CHANGE IN CASH                                                      (86,906)                        (11,591)

           CASH AT BEGINNING OF PERIOD                                             355,434                             471
                                                                     ----------------------          ----------------------

CASH AT END OF PERIOD                                                $             268,528           $             (11,120)
                                                                     ----------------------          ----------------------
                                                                     ----------------------          ----------------------

Interest expense paid during the period was:                                             -                               -


                 See accompanying notes to financial statements

                          ENDLESS YOUTH PRODUCTS, INC.
                        STATEMENTS OF SHAREHOLDERS EQUITY

                                                                         Additional             Accumu-               Net
                                    Common Stock                          paid in                lated           Shareholders'
                                       Shares            Amount           Capital               Deficit             Equity
                                   ----------------   -------------   -----------------    ------------------   ----------------
Balance at June 30, 1999                 3,295,708         $ 3,295         $ 1,541,280          $ (1,775,880)        $ (231,305)

Net Income for Period                                                                                 10,966             10,966
                                   ----------------   -------------   -----------------    ------------------   ----------------

Balance at Sept. 30, 1999                3,295,708         $ 3,295         $ 1,541,280          $ (1,764,914)        $ (220,339)
                                   ----------------   -------------   -----------------    ------------------   ----------------
                                   ----------------   -------------   -----------------    ------------------   ----------------

                 See accompanying notes to financial statements

                          ENDLESS YOUTH PRODUCTS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      SEPTEMBER 30, 1999 AND JUNE 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Endless Youth Products, Inc., (the Company) incorporated July of 1996 in the State of Nevada. The Company engages in the business of developing, marketing and distributing proprietary vitamins, nutritional, skin care, personal care, and other anti-aging products under the "Endless Youth" trade name. The Company was in the development stage through June 30, 1998. The year ending June 30, 1999 is the first year during which it is considered an operating company.

CASH EQUIVALENTS

The Company considers all highly liquid certificates of deposit with an original maturity of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION

Depreciation of property and equipment is computed using the straight-line method based on estimated useful lives ranging as follows:

                  Furniture and Fixtures                       7 years
                  Computer Equipment                           5 years

PREPAID ADVERTISING COST

Production costs related to the Company's direct response advertising programs are capitalized and amortized based on the ratio that current period revenues bear to the total of current and estimated future period revenues for that direct-response-advertising cost pool.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment. Test market sales experience as well as research conducted by outside consultants provides the Company with a reasonable basis for estimating future returns.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Provisions (benefits) for federal and state income taxes are calculated on reported financial statement income (loss) based on current tax law and also include the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently payable because certain items of income and expense, known as temporary differences, are recognized in different tax periods for financial reporting purposes than for income tax purposes.

EARNINGS (LOSS) PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This statement requires the company to report basic and diluted earnings (loss) per share. Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the effect of the additional common shares that would have been outstanding if dilutive stock options had been exercised.

The following table summarized the calculation of basic and diluted earnings per share for the three months ended September 30:

                                                                            1999             1998
                                                                            ----             ----
Numerator:
    Basic and diluted earnings per share -
    net income (loss)                                                 $   10,966     $   (182,498)

Denominator:
    Basic earnings per share - weighted average number
    of common shares outstanding during the period                     3,295,708        2,243,444

Incremental common shares attributable to
    assumed exercise of options and warrants                             208,984          207,875

Denominator for diluted earnings per share                             3,504,692        2,451,319

Basic earnings per share                                                 $.00             $(.08)
                                                                         ----             ------
                                                                         ----             ------

Diluted earnings per share                                               $.00             $(.07)
                                                                         ----             ------
                                                                         ----             ------

STOCK BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options and warrants is measured at the excess of the quoted market price of the Company's stock at the date of grant over the amount the employee or outside consultant must pay to acquire the stock. Restricted stock is recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant. Compensation cost for shares issued under performance share plans is recorded based upon the current market value of the Company's stock at the time the warrants are granted.

NOTE 2 - PREPAID ADVERTISING COST

Prepaid advertising cost consists of infomercial production costs, which are capitalized and amortized based on current and estimated future revenues. At June 30, 1999 the remainder of these direct response advertising costs have been fully amortized. Amortization expense was $67,282 for the three months ended September 30, 1998.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consist of the following at:

                                                              Sept. 30,                    June 30,
                                                                  1999                        1999
                                                                  ----                        ----
         Furniture and Fixtures                               $   2,986                 $    2,986
         Computer Equipment                                      15,072                     15,072
           less accumulated depreciation                        (10,649)                    (9,548)
                                                              ---------                 ----------

                                                              $   7,409                 $    8,510
                                                              ---------                 ----------
                                                              ---------                 ----------

Depreciation expense charged to operations was $1,100 and $1,235 for three months ended September 30, 1999 and 1998.

NOTE 4 - INCOME TAXES

There is no current or deferred income tax expense for the three months ended September 30, 1999 and 1998. As of June 30, 1999, the Company has net operating loss carryforwards of $1,597,256. These losses will expire between 2012 and 2014 if not utilized.

SFAS 109 requires that the future tax benefit of net operating loss carryforwards be recorded as an asset using current tax rates to the extent that management assesses the utilization of such carryforwards to be more likely then not. As of September 30, 1999 the Company has recorded a deferred tax asset of $543,067 with a valuation allowance of $543,067.

The following reconciles the federal statutory income tax rate to the effective rate of the provision for income taxes.

                                                 September 30, 1999    September 30, 1998
                                                 ------------------    ------------------
Federal Statutory rate                                   34 %                  34 %
Valuation allowance adjustment                          (34)%                 (34)%
                                                   ----------             ---------
Effective rate                                            0 %                   0 %
                                                   ----------             ---------
                                                   ----------             ---------

NOTE 5 - DEFERRED REVENUE

In June 1999 the Company entered into an agreement in which the Company received a license fee in exchange for certain rights and privileges relating to the Endless Youth product line. In September 1999 the agreement was amended, the company will recognize revenue from this agreement over a thirteen month period commencing in June of 1999.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has a license agreement with one of its officers that is also a director and shareholder. Under the terms of the agreement, the Company retains the sole right to market goods and services under the Endless Youth trade name throughout the world. The licensor extended such worldwide rights to the company following the initial domestic-only grant of these rights. The Company had advances from various shareholders of $98,999 and $75,388 as of September 30, 1999 and June 30, 1999, respectively. In July of 1998, $62,113 of advances was converted to 110,266 shares of stock, based on the market value of stock at the time of conversion.

NOTE 7 - SHAREHOLDERS' EQUITY

During the three months ended September 30, 1999 and the year ended June 30, 1999 the Company issued 0 and 1,045,763 shares of common stock respectively, in exchange for services rendered. The cost of the services has been charged to operations, and, additional paid in capital has been increased by $0 and $421,207 for the three months ended September 30, 1999 and the year ended June 30, 1999 respectively, representing the excess fair market value of the services over the par value of the common stock.

The Company applies APB 25 in accounting for its stock options and warrants. The option price equals or exceeds the fair market value of the common shares on the date of the grant and, accordingly, no compensation cost has been recognized under the provisions of APB 25 for stock options. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period.

Had compensation cost for Company's stock option and warrant agreements been determined under SFAS 123, based on the fair market value at the grant dates, the Company's pro forma net earnings and net earnings per share would have been reflected as follows at September 30:

                                                                               1999              1998
                                                                               ----              ----
Net earnings
         As reported                                                         $10,966          ($182,498)
         Pro forma                                                           $ 3,330          ($190,134)
Net earnings per share
         As reported                                                            $.00              ($.08)
         Pro forma                                                              $.00              ($.08)

The fair value of each option and warrant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for those options and warrants granted during years ended June 30, 1999 and 1998, respectively: dividend yield of 0%, expected volatility of 58%, risk-free interest rates of 5%, and expected lives ranging from 1 to 10 years.

NOTE 8 - CONCENTRATION OF CASH

The Company held approximately $168,528 in excess of federal insurance limits on accounts of financial institutions on September 30, 1999

NOTE 9 - YEAR 2000 COMPLIANCE

The Company primarily uses licensed software products in its operations with a significant portion of processes and transactions centralized in one particular software package. Management plans to upgrade to the most current version of this and other software packages which, among other things, are Year 2000 compliant. Cost of the project is not expected to have a material effect on the Company's financial statements.

                                    PART III


ITEM 1. INDEX TO EXHIBITS.







EXHIBIT NO.       DESCRIPTION
3.1*              Articles of Incorporation, as amended.

3.2*              Bylaws.

10.1*             License Agreement dated as of June 30, 1996 between the
                  Company and Neal K. Wallach.

10.2*             Letter Agreement dated as of March 17, 1998 between Vendor
                  Services and Neal K. Wallach, as amended by a First Amendment dated as of December 28, 1998, and a Second Amendment dated
                  March 19, 1999.


10.3*             Agreement dated December 1, 1997 between the Company and
                  Schulberg Media Works, Inc. and letter agreement amending such agreement dated March 11, 1998.

10.4*             Agreement dated January 21, 1999 between the Company and
                  Infomercial Development Services, Inc.

10.5*             Amended and Restated Employment Agreement dated as of June 2,
                  1999 between Neal K. Wallach and the Company.

10.6*             1996 Stock Option Plan.

10.7*             Amendment No. 1 to Stock Option Plan.

10.8*             Amendment No. 2 to Stock Option Plan.

10.9* Consulting Agreement dated August 4, 1997 between the Company and James Hembree.

10.10*            Amendment No. 1 to Hembree Consulting Agreement.

10.11* Consulting Agreement dated June 25, 1999 between the Company and The Investor Relations Company Limited.

10.12*            Stock Warrant Agreement dated June 14, 1999 between the
                  Company and The Investor Relations Company Limited.

10.13* Letter, dated January 27, 1999, from Company to Brian Kelly, regarding financing for Le Solution Derma System.

10.14*            Agreement, dated October 1, 1997, between the Company and
                  Leonard Sands.

10.15*            Amendment, dated September 24, 1999, to Agreement between the
                  Company and Vendor Services, Inc.

10.16*            General Mutual Release and Settlement Agreement, dated
                  July 7, 1999, between the Company and Sun Ten Laboratories.

11.1*             Statement re: calculation of per-share earnings.

23.1*             Consent of Beckman Kirkland & Whitney.

27.1*             Financial Data Schedule.


*Previously filed as an exhibit to this Form 10-SB.





ITEM 2. DESCRIPTION OF EXHIBITS.

        See Item 1.


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

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No.2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ENDLESS YOUTH PRODUCTS, INC.
                                  [REGISTRANT]



Date:  February 4, 2000                   By: /s/ Neal K. Wallach
                                    -----------------------------------
                                    Neal K. Wallach, Chairman and
                                    Chief Executive Officer



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